Exhibit 99.2
(a joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 525)
OVERSEAS REGULATORY ANNOUNCEMENT
FIRST QUARTERLY REPORT FOR 2010

In accordance with the requirement of the China Securities Regulatory Commission (“CSRC”), Guangshen Railway Company Limited (“the Company”) is required to issue the First Quarterly and the Third Quarterly Report.
The financial information set out in this quarterly report has not been audited, has been prepared in accordance with the PRC Accounting Standards.
This announcement is made in accordance with Rule 13.09 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

1.	IMPORTANT NOTICE
1.1	The Board of Directors, the Supervisory Committee, Directors, Supervisors and senior management of the Company warrant that there are no material omissions from, or misrepresentations or misleading statements contained in this announcement, and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

1.2	All Directors of the Company attended the meeting of the Board.

1.3	The first quarter financial statements of the Company have not been audited.

1.4	Mr. He Yuhua, Chairman of the Company, Mr. Shen Yi, Managing Director, Mr. Tang Xiangdong, Chief Accountant and Lin Wensheng, Chief Financial Officer hereby declare that the authenticity and completeness of the financial statements contained in the quarterly report are warranted.

2.	BASIC INFORMATION OF THE COMPANY
2.1	Principal accounting data and financial indicators

Currency: RMB
			Percentage increase/
			decrease compared
	At the end of this	At the end of	with the end
	reporting period	prior year	of prior year (%)
Total asset	30,104,797,104	29,357,419,542	2.55
Owners’ funds (or shareholders’ funds)	23,461,758,699	23,178,809,345	1.22
Net assets per share attributable to shareholders of listed companies ($/share)	3.31	3.27	1.22

	From the beginning of	Percentage increase/decrease
	the year to the end of the	compared with the same
	reporting period	period of last year (%)
Net cash flow from operating activities	1,250,739,163	193.25
Net cash flow from operating activities per share ($/share)	0.18	193.25

		From the beginning	Percentage increase/
		of the year to the	decrease compared
		end of the reporting	with the same period
	Reporting period	period	of last year (%)
Net profit attributable to shareholders of listed companies	282,949,354	282,949,354	3.14
Basic earnings per share ($/share)	0.04	0.04	3.14
Basic earnings per share after non-recurring gain or loss ($/share)	0.04	0.04	3.85
Diluted earnings per share ($/share)	0.04	0.04	3.14
Fully diluted return rate on net assets (%)	1.21	1.21	0.01% decrease
Fully diluted return rate on net assets after non-recurring gain or loss (%)	1.22	1.22	—
Non-recurring gain or loss items	From the beginning of the year to the end of the reporting period
(1) Loss/(gain) on disposal of non-current assets			86,921
(2) Income from government grants			-875,740
(3) Other non-operating income and expenses, net			1,802,751
(4) Effect of income tax on non-recurring gain or loss			219,270
Total			1,233,202

2.2	Total number of shareholders and top ten shareholders holding shares without selling restrictions at the end of the reporting period

Unit: Share
Total number of shareholders at the end of the reporting period (Number)	502,679 (502,197 holders of A shares and 482 holders of H shares)
Top ten circulating shareholders holding shares without selling restrictions
	Number
	of circulating
	shares held without
	selling restrictions
	at the end of the
Name of shareholders (Full name)	reporting period	Type
Guangzhou Railway (Group) Company	2,629,451,300	A shares
HKSCC NOMINEES LIMITED (Note)	1,397,242,831	H shares
Taiyuan Iron & Steel (Group) Co., Ltd.	50,776,147	A shares
ICBC — Nanfang Longyuan Production Themed Equity Securities Investment Fund	42,614,285	A shares
CSIC Finance Co., Ltd	20,000,000	A shares
Bank of China — Harvest Shanghai Shenzhen 300 Index Securities Investment Fund	18,118,480	A shares
Industrial and Commercial Bank of China Limited — ChinaAMC CSI 300 Index Fund	15,892,100	A shares
Industrial and Commercial Bank of China Limited — Fullgoal CSI 300 Enhanced Index Fund	13,736,874	A shares
Industrial and Commercial Bank of China Limited — Kai Yuan Fund	13,291,736	A shares
AU SING KUNG	10,250,000	H shares

Note: H shares held by HKSCC NOMINEES LIMITED were held in the capacity of various clients.

3.	SIGNIFICANT EVENTS
3.1	Significant changes of key accounting items and financial indicators and the reasons for the changes

✓ Applicable ☐ Not applicable
(1)	Balance sheet items:
a	Bank balances and cash amounted to RMB2,628,583,503, representing an increase of 61.30% as compared to RMB1,629,650,944 at the end of 2009, mainly due to an increase in transportation revenue paid in cash.

b	Project prepayments amounted to RMB85,289,320, representing an increase of 41.83% as compared to RMB60,134,281 at the end of 2009m mainly due to an increase in prepayments of agreed amount for car repair expenses.

c	Trade payables amounted to RMB1,921,222,694, representing an increase of 31.05% as compared to RMB1,466,007,353 at the end of 2009, mainly due to an increase in payables for railway network usage and services and material purchases.

d	Interests payable amounted to RMB48,802,226, representing an increase of 608.33% as compared to RMB6,889,726 at the end of 2009, mainly due to an increase in interests payable for medium-term notes for the first quarter of the year with the issue of medium-term notes in December 2009.
(2)	Profit and loss items:
a	Finance costs amounted to RMB36,360,433, representing a decrease of 35.97% as compared to RMB56,786,623 of the same period of 2009, mainly due to a y-o-y decrease in interest expenses on bank borrowings for the first quarter of this year after repayment of long term bank borrowings with proceeds from the issue of medium-term notes.

b	Investment gains amounted to RMB1,240,626, representing an increase of 537.83% as compared to RMB194,508 of the same period of 2009, mainly due to a y-o-y improvements in the first quarterly results of an associate, Guangzhou Tiecheng Enterprise Company, that led to an increase in investment revenue of the Company recognised under the equity method for the first quarter of the year.

c	Non-operating income amounted to RMB1,121,924, representing a decrease of 38.52% as compared to RMB1,824,949 of the same period of 2009, mainly due to the write-off of amounts payable that could not be paid.

d	Non-operating expenses amounted to RMB2,116,555, representing an increase of 39.84% as compared to RMB1,513,502 of the same period of 2009, mainly due to an increase in festival allowances to retired employees for the first quarter of the year.

(3)	Cash flow items:
a	RMB1,250,739,163, representing an increase of 193.25% as compared to RMB426,504,238 of the same period of 2009, mainly due to an increase in receipt of transportation revenue paid in cash and an increase in amounts payable to the MOR.

b	Net cash outflow from investing activities amounted to RMB1,001,806,444 representing an increase of 103.34% as compared to RMB492,666,385 of the same period of 2009, mainly due to a y-o-y increase in term deposits with maturities longer than three months.
3.2	The progress and impact of significant events and the analysis and explanations for the solutions

☐ Applicable ✓ Not applicable
3.3	Status of fulfillment of commitments undertaken by the Company, shareholders and actual controller

☐ Applicable ✓ Not applicable
3.4	Caution and explanation as to the anticipated loss of accumulated net profits from the beginning of the year to the end of the next reporting period or significant changes over same period last year

☐ Applicable ✓ Not applicable
3.5	Implementation of cash dividend policy during the reporting period

✓ Applicable ☐ Not applicable

On 22 April 2010, the Company held the fourteenth meeting of the Fifth Session of the Board of Directors, at which the resolution in relation to proposed profit distribution was reviewed and passed. The plan proposed payment of a cash dividend of RMB0.8 (including tax) for every ten shares to all shareholders based on the total share capital of 7,083,537,000 shares on 31 December 2009, totaling RMB566,682,960. The proposal is subject to review and approval at the Annual General Meeting of 2009.
Guangshen Railway Company Limited
Legal representative: He Yuhua
22 April 2010

4.	APPENDIX
Company and Combined Balance Sheet
31 March 2010

Prepared by: Guangshen Railway Company Limited	Unit: RMB	Audit type: Unaudited

	Combined		The Company
		31 December		31 December
Assets	31 March 2010	2009	31 March 2010	2009
Current assets:
Bank balances and cash	2,628,583,503	1,629,650,944	2,597,569,945	1,602,619,116
Accounts receivables	519,614,818	483,218,027	517,205,032	481,287,553
Prepayments	17,556,430	28,350,769	17,094,866	28,245,929
Dividends receivables	—	—	588,267	5,384,592
Other receivables	59,934,436	43,992,255	79,427,908	62,107,723
Inventories	219,610,521	231,110,626	215,912,967	228,371,516
Total current assets	3,445,299,708	2,416,322,621	3,427,798,985	2,408,016,429
Non-current assets:
Long term receivables	44,952,300	44,229,191	44,952,300	44,229,191
Long term option investments	174,613,400	173,372,774	253,169,515	251,928,889
Fixed assets	24,712,573,256	25,030,105,425	24,631,847,437	24,948,393,711
Consturction-in-progress	680,538,001	662,182,918	677,903,001	660,022,918
Project prepayments	85,289,320	60,134,281	85,289,320	60,134,281
Intangible assets	578,000,410	582,603,062	544,418,214	548,774,204
Goodwill	281,254,606	281,254,606	281,254,606	281,254,606
Long term fees to be amortized	8,918,134	9,907,341	8,741,248	9,705,523
Deferred income tax assets	93,357,969	97,307,323	92,001,389	95,950,743
Total non-current assets	26,659,497,396	26,941,096,921	26,619,577,030	26,900,394,066
Total assets	30,104,797,104	29,357,419,542	30,047,376,015	29,308,410,495

	Combined		The Company
Liabilities and		31 December		31 December
Shareholders’ interest	31 March 2010	2009	31 March 2010	2009
Current liabilities:
Accounts payable	1,921,222,694	1,466,007,353	1,911,798,243	1,461,607,787
Prepayments	48,698,717	61,933,678	47,608,545	60,126,433
Staff remuneration payable	294,630,012	305,869,667	286,079,902	295,813,085
Tax payable	229,282,032	268,799,029	224,972,560	263,535,884
Interests payable	48,802,226	6,889,726	48,802,226	6,889,726
Dividends payable	34,827	45,077	34,827	45,077
Other payables	479,719,303	450,427,015	522,391,527	494,704,588
Total current liabilities	3,022,389,811	2,559,971,545	3,041,687,830	2,582,722,580

	Combined		The Company
Liabilities and		31 December		31 December
Shareholders’ interest	31 March 2010	2009	31 March 2010	2009
Non-current liabilities:
Bonds payables	3,467,349,369	3,465,801,271	3,467,349,369	3,465,801,271
Other non-current liabilities	97,876,705	97,120,137	97,876,705	97,120,137
Total non-current liabilities	3,565,226,074	3,562,921,408	3,565,226,074	3,562,921,408
Total liabilities	6,587,615,885	6,122,892,953	6,606,913,904	6,145,643,988
Shareholders’ equity:
Share capital	7,083,537,000	7,083,537,000	7,083,537,000	7,083,537,000
Capital reserves	11,564,580,548	11,564,580,548	11,564,461,609	11,564,461,609
Less: Treasury shares	—	—	—	—
Surplus reserves	1,932,130,511	1,932,130,511	1,932,130,511	1,932,130,511
Unappropriated profits	2,881,510,640	2,598,561,286	2,860,332,991	2,582,637,387
Total attributable to the parent’s shareholders’ equity	23,461,758,699	23,178,809,345	23,440,462,111	23,162,766,507
Minority interests	55,422,520	55,717,244	—	—
Total shareholders’ s equity	23,517,181,219	23,234,526,589	23,440,462,111	23,162,766,507
Total liabilities and shareholders’ equity	30,104,797,104	29,357,419,542	30,047,376,015	29,308,410,495
Chairman: He Yuhua General Manager: Shen Yi Chief Accountant: Tang Xiangdong Head of accounting department: Lin Wensheng

Company and Combined Statement of Profit
From January to March 2010

Prepared by: Guangshen Railway Company Limited	Unit: RMB	Audit type: Unaudited

			Combined		The Company
			January to March	January to March	January to March	January to March
Items			2010	2009	2010	2009
I.	Revenues from operation		3,023,644,609	2,872,073,173	2,975,642,501	2,833,732,124
	Less:	operating cos	(2,340,617,066)	(2,212,605,734)	(2,312,763,168)	(2,192,098,528)
		Operating tax and additionals	(72,751,573)	(65,786,692)	(70,981,250)	(64,320,137)
		Sales cost	—	(178,180)	—	—
		Management expenses	(210,798,719)	(189,440,938)	(198,407,572)	(178,239,765)
		Financial costs	(36,360,433)	(56,786,623)	(36,456,151)	(56,856,159)
		Assets impairment losses	(27,903)	—	(27,903)	—
	Add:	gains from fair value changes	—	—	—	—
		Gains from investments	1,240,626	194,508	1,240,626	194,508
	Include:	gains from investments in associates and joint ventures	1,240,626	308,388	1,240,626	308,388
II.	Profits from operation		364,329,541	347,469,514	358,247,083	342,412,043
	Add:	Non-operating income	1,121,924	1,824,949	1,100,555	1,824,936
	Less:	Non-operating expenses	(2,116,555)	(1,513,502)	(2,114,487)	(1,510,160)
	Include:	Losses from disposal of non-current assets	86,921	—	86,921	—
III.	Gross profits		363,334,910	347,780,961	357,233,151	342,726,819
	Less:	Income tax expenses	(80,680,280)	(72,989,960)	(79,537,547)	(71,597,591)
IV.	Net profits		282,654,630	274,791,001	277,695,604	271,129,228
	Net profits attributable to shareholders of the parent		282,949,354	274,336,042	—	—
	Profits and losses of minority shareholders		(294,724)	454,959	—	—
	Include:	net profit of the acquiree of business combination under common control recognized before the combination	—	—	—	—
V.	Earnings per share:
	(1)	Basic earnings per share	0.040	0.039	—	—
	(2)	Diluted earnings per share	0.040	0.039	—	—
VI.	Other comprehensive income		—	—	—	—
VII.	Total comprehensive income		282,654,630	274,791,001	277,695,604	271,129,228
Total comprehensive income attributable to shareholders of the parent			282,949,354	274,336,042	—	—
Total comprehensive income attributable to minority shareholders			(294,724)	454,959	—	—
Chairman: He Yuhua General Manager: Shen Yi Chief Accountant: Tang Xiangdong Head of accounting department: Lin Wensheng

Company and Combined Cash Flow Statement
From January to March 2010

Prepared by: Guangshen Railway Company Limited	Unit: RMB	Audit type: Unaudited

		Combined		The Company
		January to March	January to March	January to March	January to March
Items		2010	2009	2010	2009
I.	Cash flow from operating activities:
	Cash received from sales of goods or rendering of services	2,979,081,053	2,341,508,928	2,930,255,806	2,304,966,432
	Cash received relating to other operating activities	74,873,768	37,436,913	74,140,245	35,144,433
	Sub-total of cash inf lows from operating activities	3,053,954,821	2,378,945,841	3,004,396,051	2,340,110,865
	Cash paid for goods and services	(886,328,699)	(1,036,175,601)	(867,604,559)	(1,020,762,246)
	Cash paid to and on behalf of employees	(698,343,681)	(601,954,200)	(685,929,637)	(591,664,493)
	Tax paid	(193,370,356)	(115,898,407)	(188,425,254)	(112,606,623)
	Cash paid relating to other operating activities	(25,172,922)	(198,413,395)	(21,127,402)	(193,392,714)
	Sub-total of cash outflows from operating activities	(1,803,215,658)	(1,952,441,603)	(1,763,086,852)	(1,918,426,076)
	Net cash flows from operating activities	1,250,739,163	426,504,238	1,241,309,199	421,684,789
II.	Cash flows from investing activities:
	Net cash received from disposal of fixed assets, intangible assets and other long term assets	20,524	2,841	3,684	2,841
	Cash received from investments gains	—	—	4,796,324	4,317,022
	Other cash received relating to investment activities	500,000,000	—	500,000,000	—
	Sub-total of cash inflows from investing activities	500,020,524	2,841	504,800,008	4,319,863
	Cash paid to acquire or construct fixed assets, intangible assets and other long term assets	(251,826,968)	(492,669,226)	(251,158,218)	(492,628,838)
	Cash paid relating to other investment activities	(1,250,000,000)	—	(1,250,000,000)	—

		Combined		The Company
		January to March	January to March	January to March	January to March
Items		2010	2009	2010	2009
	Sub-total of cash outflows from investing activities	(1,501,826,968)	(492,669,226)	(1,501,158,218)	(492,628,838)
	Net cash flow from investing activities	(1,001,806,444)	(492,666,385)	(996,358,210)	(488,308,975)
III.	Cash flow from financing activities:
	Cash received relating to other financing activities	—	127,446,958	—	127,446,958
	Sub-total of cash inf lows from financing activities	—	127,446,958	—	127,446,958
	Cash paid for distribution of dividends or profits or repayment of interests	(160)	(59,789,307)	(160)	(59,515,637)
	Sub-total of cash outflows from financing activities	(160)	(59,789,307)	(160)	(59,515,637)
	Net cash flow from financing activities	(160)	67,657,651	(160)	67,931,321
IV.	Effect of foreign exchange rate changes on cash and cash equivalents	—	24,113	—	24,113
V.	Net increase in cash and cash equivalents	248,932,559	1,519,617	244,950,829	1,331,248
	Add: Balance of cash and cash equivalents at the beginning of the period	1,115,650,944	1,568,251,957	1,102,619,116	1,540,157,915
VI.	Balance of cash and cash equivalents at the end of the period	1,364,583,503	1,569,771,574	1,347,569,945	1,541,489,163
Chairman: He Yuhua General Manager: Shen Yi Chief Accountant: Tang Xiangdong Head of accounting department: Lin Wensheng